

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Maurizio Nicolelli
Chief Financial Officer
ExlService Holdings, Inc.
320 Park Avenue, 29th Floor
New York, New York 10022

> **Re: ExlService Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-33089**

Dear Mr. Nicolelli:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 55

1.   Your disclosure here and in your Form 10-Q for the fiscal period ended September 30, 2020 appears to emphasize how cash provided by operating activities was derived for each period presented. Pursuant to instruction 4 to Item 303(a) and instruction 3 to Item 303(b) of Regulation S-K, it should be a comparative analysis of material changes in operating cash flows between periods. Please note your analysis should discuss the reasons underlying variance factors cited. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance, and quantify all variance factors cited pursuant to section 501.04 of the staff's Codification of Financial Reporting Releases.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services